Bezeq The Israel Telecommunication Corporation Limited

Goodwill Impairment Test of the Cellular Segment

June 30th, 2019

August 2019

Prometheus
Financial Advisory

14 Kreminitzky St., Tel Aviv 6789912 I Tel.: 03-5617801 I Fax: 077-3181607

Introduction and Limit of Liability

- We were retained by Bezeq The Israel Telecommunication Corp. Ltd. (hereunder "**Bezeq**" and/or "**Bezeq Group**" and/or the "**Client**") to prepare a goodwill impairment test report (the "**Report**") of the cellular business unit (hereunder: "**Pelephone**" and/or the "**Cellular Segment**") as of June 30th, 2019.
- The Report intended solely for the use of the Client and is . This Report may not be reproduced, in whole or in part, and the findings of this Report may not be used by a third party for any purpose, without our expressed written consent. Notwithstanding any of the above, this Report may be included in the Client's financial statements of as of June. 30, 2017.
- For the purpose of preparing this Report, we relied upon financial and other information including prospective financial information obtained from the Company and/or the Client and/or anyone on their behalf (the "**Information**"). We assumed that the Information is credible and therefore did not perform an independent audit of the information. In addition, nothing suggesting that the Information may be unreasonable has come to our attention. The Information has not been examined in an independent manner, and therefore this Report does not constitute a verification of the Information's correctness, completeness and accuracy. If the case that the Information is not complete nor accurate or credible, the results of this valuation might change. We reserve the right to update this Report in light of new information which might have not been known to us. We shall not be liable for the manner of the Client's and/or the Company's presentation of any financial data quoted in the Report in terms of its accuracy, completeness, accounting compliance and implications of its accounting presentation, as far as any such implications exist.
- This Report includes prospective information, as defined in the Securities Law, 5728-1968, obtained, among others from the Company/Client. The realization of this information is not certain. The information is based in part on data that was known by the Company prior to preparing this Report, as well as on various assumptions and forecasts as well as many external factors; including the state of the relevant markets, potential competitors and the general state of the economy. There is no certainty that such assumptions or forecasts will be realized, in whole or in part.
- Economic evaluations reflect in a reasonable and fair manner a given state of being at a given time, based on known information, while considering the basic assumptions and estimated forecasts. To remove all doubt, this Report is valid only for its preparation date.
- This Report does not constitute a due diligence review and is not meant to replace such a review. In addition, this Report is not intended to determine value for a specific investor, and there is nothing in this Report to constitute a legal advice or opinion.
- This Report does not include any accounting audit regarding the compliance with accounting rules. We are not liable for the manner in which the Client's and/or the Company's financial statements are prepared and audited in connection with the accuracy and completeness of the data presented in these statements and the implications of their accounting presentation, as far as such exist.
- This Report includes a description of the methodology and main assumptions and analyses used by us. The description does not purport to provide a full and detailed breakdown of all the procedures that we applied in formulating the Report.
- We hereby confirm that we are an independent expert, with no personal interest in the Company and/or the Client, and/or their controlling stakeholders, and/or the outcome of this Report. Our fee for preparing this Report is not contingent on the outcome of our work.
- We hereby confirm that we have no personal stake in the Company and/or the Client and/or their controlling stakeholders.
- Calculations and figures presented herein have generally been rounded. As the underlying calculations were performed on the exact figures, adding or multiplying table values may result in minor differences compared to the presented figures.

Introduction and Limit of Liability

- Prometheus Financial Advisory Ltd. and any company controlled by it directly and / or indirectly as well as any controlling shareholder, officer and employee in any of such, are not liable for any damage, loss of profit or expense of any kind and nature, including direct and / or indirect, which might incur to anyone relying on the mentioned in this Report, in whole or in part.
- Nothing in this Report constitutes an offer or recommendation or opinion regarding making or avoiding making any transaction
- The Client shall not be entitled to receive from us, whether due to contract or damages, in accordance with the law or otherwise, any sum due to loss of profits, data or reputation, or due to any consequential damage, random or indirect, or as special or punitive damages regarding any lawsuits resulting from services provided within this report or which are related in any other way with the services provided by us within this report. All, whether the likeliness of such loss or damage has been expected or not, in the case where we have not acted with malice.
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- The provided final and executed version of our work (the "**Report**"). Shall be the only binding document. No other document shall be considered binding.

Previous Valuations, Information Sources

Previous valuations conducted:

The Firm conducted a goodwill impairment test of Bezeq's Cellular CGU as at June 30, 2019. Previously conducted valuations of the CGU and the key parameters are presented below:

Details of work	Valuation Result (NIS millions)	No. of subscribers (terminal year)	ARPU (terminal year)	Discount rate (post-tax)	Permanent growth
Impairment test of the Cellular CGU as at December 31, 2017	5,403	2,918	70	10.0%	2.5%
Impairment test of the Cellular CGU as at June 30, 2018	3,907	3,062	61	10.0%	2.5%
Impairment test of the Cellular CGU as at December 31, 2018	2,914	2,642	69	10.3%	2.5%
Impairment test of the Cellular CGU as at June 30, 2019	1,214	2,677	62	10.3%	2.5%

Previous Works, Information Sources

The main information sources used in preparation of the Work are as follows:

- Audited financial statements of Bezeq and the operating sectors for 2015-2018, Q1 2019 and the draft financial report for June 30th 2019.
- A multiannual projection prepared by the management for 2019-2024 dated July 29, 2019.
- Impairment test of goodwill for the cellular communications segment as of December 31th 2016, December 31th 2017, June 30th 2018 and December 31th 2018.
- Additional data provided to us by the Company at our request.
- Background information and market data, obtained through publicly available sources.
- Quarterly analysis of the wireless communications industry: BAML Q4 2018 Global Wireless Matrix
- Data of the Central Bureau of Statistics and the Bank of Israel.
- Capital IQ system.
- Eikon system.
- Discussions held with Company officials.

Details of Assessor

Prometheus Financial Advisory Ltd.

Prometheus Financial Advisory specializes in providing clients with financial and economic advisory services as well as expert opinions. The firm is led by Yuval Zilberstein (APC), Eyal Szewach (B.Sc, MBA) and Eliyahu Malka (CPA).

The Firm is committed to personal service, while providing clients with in-depth, value added, advisory services. The Firm's executives were involved in many of the major transactions in Israel in recent years and have decades of experience in providing expert opinions for boards of directors, tax and securities authorities, and courts.

Gideon Peltz, CPA, Partner and the head of the expert opinion and valuations. Mr. Peltz has vast expertise in providing business consulting, valuations, transaction services consultation as well as preparing expert opinions.

Sincerely,

Prometheus Financial Advisory Ltd.

August 25, 2019

Contents

Prometheus
Financial Advisory

Executive Summary

Prometheus
Financial Advisory

Executive Summary

Brief Description of the Company

General

Bezeq The Israel Telecommunication Corp. Ltd. is a public company listed on the TASE. The Company is a key provider of telecommunications services, including domestic fixed-line communications services, mobile wireless communications services, international communications services, multichannel satellite television services, internet access and infrastructure services, maintenance and development of communication infrastructures, provision of communication services to other communications providers, and other services related to its area of operation. The Company holds substantial market share in all of its operational segments. It has been declared a monopoly in the fixed-line communications segment.

The Company operates through wholly owned subsidiaries: Pelephone Communications Ltd. ("Pelephone"), DBS Satellite Services (1998) Ltd. ("DBS" and/or "YES"), Bezeq International Ltd. ("Bezeq International") and Walla Communications Ltd. ("Walla").

The Company's activity is divided into four business segments:

Domestic fixed-line communications – in this segment the Company provides land-line call services, domestic internet infrastructure, transmission and data services, as well as wholesale access provisions to other communications providers.

Pelephone – Includes cellular communications services, wireless equipment sales, and the installation, operation and maintenance of cellular equipment and systems.

Bezeq International - international communications, internet and last-mile services - international long distance (ILD) call services, and ISP services.

DBS - multi-channel television (YES) - multi-channel digital satellite television broadcasting services to subscribers.

Executive Summary

Methodology and Results

Valuation Methodology

The valuation of the cellular operations was conducted using the discounted cash flow method (DCF).

The projected cash flows of operations were derived from results posted in 2016-2018, the draft financial statement for H1 2019 and management's projection for the cellular segment for 2019-2024.

Prometheus estimated, to the best of its ability, the viability of the assumptions, based on existing information, information presented to it and independent analysis.

Principal Assumptions

Against the background of the cellular market changes, as also expressed in the recent decline in market value of Cellcom and Partner, we revised several key variables that led to impairment.

Cellular segment: Further deterioration in the ARPU was assumed in 2020 and 2021 stabilizing in 2022 and followed by a moderate increase in subsequent years to a slightly lower level than 2019. A permanent growth rate of 2.5% and a post-tax discount rate of 10.3% were used.

Valuation Results

Cellular segment: Based on the forecasted cash flows presented in this report, we determined that the value of the cellular segment operations as of June 30, 2019 was NIS 1,214 million. According to information given to us by Bezeq, the carrying amount of the cellular business unit in its books was NIS 2,165 million. Therefore, a write-down of NIS 951 million was necessary.

Executive Summary

Sensitivity Analysis

Sensitivity Analysis of the Discount Rate and Permanent Growth Rate

The table below demonstrates the changes in the enterprise value of the cellular business unit, given a range of discount and permanent growth rates:

		Discount rate				
		8.3%	9.3%	10.3%	11.3%	12.3%
Permanent growth	1.5%	1,496	1,247	1,056	905	783
	2.0%	1,630	1,345	1,130	963	829
	2.5%	1,786	1,457	1,214	1,028	880
	3.0%	1,972	1,587	1,309	1,100	937
	3.5%	2,198	1,740	1,419	1,182	1,000

Conclusion

An increase (decrease) of 1% in the discount rate leads to an increase (decrease) of between NIS 147 million and NIS 329 million in the enterprise value of Pelephone. Likewise, an increase (decrease) of 0.5% in the discount rate leads to an increase (decrease) in the range of NIS 74 million to NIS 109 million in value.

Sensitivity Analysis to ARPU Fluctuations

The table below displays the enterprise value of Pelephone over a given range of prices.

	Increase(Decrease) in ARPU, NIS				
	(2)	(1)	-	1	2
Enterprise Value	644	929	**1,214**	1,499	1,783

Conclusion

An increase (decrease) of NIS 1 in the ARPU leads to an increase (decrease) of NIS 285 mn in the enterprise value of Pelephone.

Prometheus Financial Advisory

Sensitivity Analysis

Sensitivity Analysis - Number of Subscribers

The table below summarizes the effects of an increase or decrease in the number of subscribers for the terminal year on the enterprise value:

	Change in subscribers, thousands				
	(100)	(50)	-	50	100
Enterprise Value (NIS millions)	764	989	**1,214**	1,439	1,664

Conclusion

An increase (decrease) of 50 thousand subscribers for the terminal year leads to a decrease (increase) of NIS 225 mn in the enterprise value of Pelephone.

Chapter A – Description of Bezeq's Business

Prometheus
Financial Advisory

Bezeq

General

Bezeq is public company listed on the TASE. The Company is a key provider of telecommunications services, including domestic fixed-line communications services, wireless telephony (cellular) services, international communications services, multichannel satellite television and IPTV services, internet access and infrastructure services, maintenance and development of communication infrastructures, provision of communication services to other communications providers, and other services related to its area of operation. The Company has a extensive market share in all segments of operation, and is a declared monopoly in the fixed-line communications market.

Bezeq wholly-owns the following companies:

- Bezeq International Ltd. ("Bezeq International" or "Bezeq Intl")
- Pelephone Communications Ltd. ("Pelephone")
- DBS Satellite Services (1998) Ltd. ("YES")
- Walla Communications Ltd. ("Walla")
- Bezeq Online Ltd. ("Bezeq Online")

Exhibit 1: Holding Structure of Bezeq Group


Bezeq
Walla
(100%)
Pelephone
(100%)
YES
(100%)
Bezeq
Online
(100%)
Bezeq
International
(100%)

Exhibit 2: Bezeq's Ownership Structure


B
Communication,
26.3%
Public,
73.7%

Bezeq

Exhibit 3: Bezeq's market value between June 30, 2018 and June 30, 2019 (NIS millions)


14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
11,233
7,492
7/1/2018
8/1/2018
9/1/2018
10/1/2018
11/1/2018
12/1/2018
1/1/2019
2/1/2019
3/1/2019
4/1/2019
5/1/2019
6/1/2019

Bezeq's market value declined by 33% in the period between June 30, 2018 and June 30, 2019, due to intense competition in the market and uncertainty regarding future regulatory action.

Cellular operations (Pelephone)

Pelephone

Pelephone Communications Ltd. was incorporated in Israel in 1985, and provides cellular communication services and the sale and repair of end-user equipment.

Pelephone holds an operating license from the Ministry of Communications - a general cellular telephony license. The license is valid until 2022 with an extension option, subject to the provisions of the license, for an additional six-year term. Further renewals are possible, in six-year terms.

Pelephone is one of the six mobile network operators (MNOs) operating in Israel. It is one of the three largest cellular companies in Israel. The five additional competitors are Partner, Cellcom, HOT Mobile, Golan Telecom and Xfone. Pelephone provided services to 21% of subscribers, at the end of first quarter 2019.

Pelephone generates its revenue in the following areas:

- **Basic telephone services (voice)** - A bundle of services, including voice, call completion and related services such as call waiting, follow-me, voicemail, conference calls, etc.
- **Internet and data communication services** – Internet access services over 3G and 4G networks.
- **Content services** - Pelephone offers its customers content services, such as data storage backup services (Pelephone Cloud), antivirus services, cyber protection services, and a music library (Musix) that enables listening to a variety of music on the mobile phone and PC.
- **Roaming services** – Pelephone has roaming agreements covering over 220 countries worldwide, providing its customers extensive global availiabilty. In addition, it provides visiting roaming services to customers of foreign operators in Israel.
- **Sale of terminal equipment** - Pelephone markets and sells various end-user wireless equipment that support its range of services. Primarily, mobile phones, aftermarket vehicle devices, hands-free kits and related accessories. It also provides tablets, laptops, modems, speakers, smart watches, headphones and other related electronic products.
- **Maintenance and repair services** - Pelephone offers end-user repair services. It offers an extended warranty service, billed monthly, which entitles the customer to repair and warranty services for their cellular phone. An out of warranty repair service is also offered.
- **IOT services** – Pelephone has started offering its customers innovative IOT services, such as deployments of monitoring and control systems for smart buildings.

Pelephone (contd.)

Following are key performance indicators (KPIs) tracked by Pelephone:

Exhibit 4: Pelephone – KPIs

Indicator	Note	2016	2017	2018	H1/2019
No. of subscribers (thousands)	1	2,402	2,525	2,205	2,263
% change		(9.4%)	5.2%	(12.7%)	2.6%
ARPU (NIS, per month)	2	63	61	62	63
% change		(1.7%)	(4.4%)	1.4%	2.7%

1. Bucking the trend of subscriber loss among the well-established operators, Pelephone recruited 100 thousand subscribers in 2018. This was accomplished mainly due to an extensive deployment of point of sales as part of the management's strategy to focus on increasing the subscriber base. Pelephone removed 426 thousand prepaid subscribers in 2018, following a review of the classification of active subcribers. In H1 2019, Pelephone increased the subscriber base by an additional 58 thousand subscribers.
2. Recently, the ARPU is on a downtrend due to increased competition following the introduction of new operators (both MNOs and MVNOs). In a bid to gain market share and exposure, the new operators offer cellular communication bundles at reduced prices. Pelephone saw an increase in the ARPU as a result of the active subscriber reclassification, balanced by the decrease in the subscriber base.

Tender for 5G Spectrum

On July 14, 2019, the Ministry of Communications published a tender for allocation of additional frequencies, including for 5th generation operations. Owners of existing networks can participate in the auction. New players can bid on 100 MHz (out of 300) in the 3.5 GHz range, provided that they meet the necessary eligibility criteria. Such entities will be granted special licenses to provide specialist 5G services, that exclude previous generation cellular services.

The auction will enable bidders to submit parallel bids for certain spectrums as well submit combined bids. New directives regarding network coverage and quality requirements will be added as an amendment to existing cellular operator licenses.

Restructuring Plan

As a result of continued fierce competition in the cellular market and the ongoing decline in prices, Pelephone is enacting comprehensive cost reductions.

According to Management, advanced negotiations are underway with the employees' representatives regarding the scope and terms of the reorganization.

Debt Rating

Reports of the rating agencies regarding Bezeq’s rating

On July 10, 2019, Midroog Ltd. reaffirmed the current Aa2.il rating for the Company’s debentures (Series 6, 7, 9 and 10, and pre-issue Series 11 and 12), but revised the outlook to negative.

On August 11, 2019, S&P Maalot Ltd. downgraded the Company’s rating from ilAA to –ilAA. Maalot maintained a negative outlook.

Events beyond the regular course of business

Following is a review of events beyond the regular course of Bezeq's business. The information is based on the Company's reports.

Investigations in respect of Bezeq Group and its controlling shareholders

On June 20, 2017, the Israel Securities Authority announced it was initiating an investigation concerning allegations of offenses committed under the Securities Law and Penal Code in respect of transactions relating to the controlling shareholder, regarding the purchase of YES shares by Bezeq from Eurocom DBS, a company that was controlled by the controlling shareholder, Shaul Elovitch. The investigation was later expanded to include transactions to provide satellite communications services between DBS and Spacecom Communications Ltd. ("Spacecom"), a company that was controlled by Mr. Elovitch, and with respect to dealings between the Ministry of Communications and Bezeq.

On November 6, 2017, the Securities Authority issued a press release announcing that it had concluded it's investigation presented its findings to the Tel Aviv District Attorney's Office (Taxation and Economics). According to the notice, the ISA has concluded that there is prima facie evidence on offenses of:

1. The entitlement of the Company's controlling shareholder to payment of NIS 170 million as part of the transaction for the purchase of YES shares from the controlling shareholder, by Bezeq, payment that was contingent upon YES meeting certain targets.
2. Leaking material from the independent committee of the Company's Board of Directors that was required to examine interested party transactions (the transaction for the acquisition of YES shares by the Company and the transaction between DBS and Spacecom Ltd. for the purchase of satellite segments) to the Company's controlling shareholder and his associates.
3. Promotion of the Company's interests in the Ministry of Communications, in violation of the Penal Code and Securities Law. The notice also relates to transfer of the investigation file to the District Attorney's Office and that the District Attorney's Office is authorized to decide on the continued handling of the case.

Events beyond the regular course of business

In addition, a joint press release issued on February 18, 2018 by the ISA and Israel Police reported that in view of evidence found by the Securities Authority in its investigation, raising suspicion of additional offenses, a new joint investigation was launched by investigators of the ISA and Lahav 433 economic crime unit ("the New Investigation"), as part of which several suspects were arrested, including senior offices in Bezeq Group at that time and restrictive conditions were imposed on them. On December 2, 2018, a spokesperson for the police and the ISA announced the conclusion of the investigation ("the Notice"). According to the Notice, the investigation file deals mainly the alleged suspicion of bribery, fraud and breach of trust by the controlling shareholder (at the times relevant to the investigation) of Bezeq Group and Walla! website. With conclusion of the investigation, Israel Police and the ISA believe that there is sufficient evidence in the case to substantiate the suspicions against the main parties involved in the affair, some of whom are former officers of the Company. The Company does not have complete information regarding the investigations, their content, the material and the evidence in the possession of the legal authorities in this regard. Accordingly, the Company cannot assess the impact of the investigations, and their findings and results on the Company, its financial statements and the estimates used in preparing these report, if any.

Debt settlement in Eurocom Group and change of control of Bezeq

On April 22, 2018, a liquidation order was issued for Eurocom Communications (which entered into force on May 3, 2018), where in the framework of the liquidation decision the Court clarified that its ruling does not derogate from the control permit regarding the Company. Subsequently, on October 24, 2018, the Company received notice from Internet Gold-Golden Lines Ltd. ("Internet Gold"), which is controlled by Eurocom Communications and controls B Communications, the controlling shareholder in the Company, that the special managers of Eurocom Communications who were appointed in Eurocom's liquidation process, were confirmed as the holders of the control permit (effective from May 3, 2018), pursuant to Section 4D of the Communications Law and Section 3 of the Communications Order.

On January 16, 2019, Internet Gold declared insolvency and cessation of payments to debenture holders. On February 4, 2019, Internet Gold and the representative of the Company's debenture holders announced the Company's intention to look for a buyer for B Communications shares. In addition, the Ministry of Communications allowed Internet Gold to reduce its rate of holdings in B Communications to 35% (from 50%) without derogating from its definition as an Israeli company.

Events beyond the regular course of business

Searchlight transaction[1]

On May 14, 2018, B Communications announced receiving an amended proposal from Searchlight Capital Partners ("Searchlight"). According to the terms of the transaction, Searchlight is expected to purchase Internet Gold's share of B Communications for NIS 225 million. Searchlight also committed to directly invest NIS 260 million in B Communications and transfer a further NIS 345 million in return for B Communications debt and shares. The total investment is estimated at NIS 640 million.

As of August 8, 2019, the transaction received the approval of the organs in Bcom, and its parent company, including those of the Board of Directors, the shareholders meetings, meetings of debenture holders, and the creditors' meetings. In addition, on August 8, 2019, the transaction was approved by the Court.

Finalization of the transaction is subject to additional conditions, including receipt of a control permit.

1. According to B Communication's report dated March 31, 2019.

Chapter B - Telecommunications Market

Telecommunications market in Israel

General

The telecommunications market is largely divided into six segments:

1. Cellular telephony
2. Fixed-line telephony (including interconnection through the internet - VOB/VOIP)
3. Multichannel television (satellite/cable/IPTV)
4. Internet service provider (ISP)
5. International services (ILD)
6. Broadband infrastructures (ADSL/cable/fiber)

The telecommunications market, both globally and in Israel, is characterized by rapid development and frequent changes in terms of technology and regulation. In the past market participants usually were independent providers, operating in a single market segment. In recent years, the market has converged into telecommunications groups that operate across multiple segments while maximizing inter-group synergies, where allowed by the regulatory bodies.

Recent regulatory changes enabled the entry of additional and relatively small participants, such as virtual operators and companies that own independent infrastructure (partial) in the cellular segment.

Moreover, technological and strategic changes in the television segment enabled the entry of IPTV operators and streaming services. To date, the four major telecommunications groups - Bezeq, HOT, Cellcom and Partner, operate in all market sectors:

	Bezeq	Cellcom	Partner	Altice
Fixed-line telephony	Yes	Yes	Yes	Yes
Internet services	Yes (Bezeq + Bezeq International)	Yes	Yes	Yes
Television	Yes (through YES)	Yes	Yes	Yes
ILD	Yes	Yes (Netvision)	Yes	Yes
Mobile	Yes (Pelephone)	Yes	Yes	Yes (HOT Mobile)

In 2018, the communications market revenue amounted to NIS 18.4 billion[1], a decrease of 4% compared with 2017, mainly due to intensified competition and reduced prices in all sectors.

1. According to Ministry of Communications data.

Telecommunications market in Israel

Exhibit 5: Distribution of Revenue in the Telecommunications Sector - 2018 [2]


International communication, 3%
Internet infrastructure, 12%
Internet access, 8%
Fixed-line communication , 17%
Broadcasts, 18%
Cellular, 42%

Main Telecommunication Companies

Bezeq

Bezeq is active in all market sectors. It was declared a monopoly by the Antitrust Commissioner, inter alia, in the telephony infrastructure and high-speed Internet segments.

Bezeq is the only telecommunications group that holds a significant market share in each market segment and is, therefore, obligated to maintain full structural separation between the services that it provides.

2. *Source: Public information published by the Ministry of Communications*

Altice (through the HOT brand)

As with Bezeq, HOT is also active in all market sectors and the structural separation obligation applies to it in the cellular and ISP segments. Unlike Bezeq, the obligation to unbundle the service bundles offered by HOT applies only between the cellular or ISP services and the other services. Therefore, it can offer a triple bundle that includes telephony, internet infrastructure and television services.

Cellcom

Cellcom is a communications service provider that offers its customers mainly cellular services, fixed-line telephony, international telephony, ISP and related services, and since December 2014, television services over the Internet as well. As of writing, Cellcom offers a Quattro bundle that includes television, fixed-line telephony, cellular and internet. In March 2019, Cellcom concluded the acquisition of 70% of the IBC fiber optic venture through a limited partnership with Israel Infrastructure Fund (IIF).

Partner

Partner offers cellular services, fixed-line telephony, international telephone, ISP and related services. In June 2017, Partner started offering OTT television services under the Partner TV brand and also started deployment of optical fibers that year, thereby becoming the fourth communications group to operate in all market sectors.

Telecommunications market in Israel – Cellular

Cellular Market - General

Cellular communications happens through two main elements - mobile phones and fixed broadcasting facilities. The mobile phone transmits and recieves radio waves to and from antenna installations in the broadcasting facilities. The cellular technologies used in Israel are known as GSM/CDMA (2G), UMTS (3G) and LTE (4G). Pursuant to the Ministry of Communication's tender to allocate 5G frequencies published on July 14, 2019, the existing networks are expected to be upgraded to 5G technology due to the increasing consumer demand for bandwidth and the development of new segments, such as IOT.

Until 2012, four independent operators (MNOs) operated in the cellular market: Pelephone, Cellcom, Partner and Mirs (now HOT Mobile). As opposed to the first three operators, until 2012 Mirs operated on an Integrated Digital Enhanced Network (IDEN), which was used mainly by government agencies such as the IDF, and by companies that demonstrated a need for that service. As part of the regulatory measures taken by the Ministry of Communications to intensify competition in the cellular communications market, in 2012 new operators have entered the market:

1. **Operators that own infrastructure:** Golan Telecom and HOT Mobile (which was acquired by HOT Group for integration in the traditional cellular market).
2. **Virtual operators:** Operators such as Rami Levy Communications, Telzar, U-Phone, Home Cellular, etc. To date, many of the virtual operators have been acquired by the MNOs.

Entry of new operators led to an increase in churn rate in the well-established companies and an ongoing price war, which together resulted in erosion of profits of the well-established cellular companies.

There are currently six operators in Israel that hold a full license granting them the right to operate cellular antennas: Pelephone, Cellcom, Partner, HOT Mobile, Golan Telecom and Marathon 018.

Exhibit 6: Revenue in the cellular market 2009-2018 (in NIS millions)[7]


18,000.0
16,000.0
14,000.0
12,000.0
10,000.0
8,000.0
6,000.0
4,000.0
2,000.0
0.0
16,290
17,047
16,468
13,297
10,912
10,512
9,621
8,611
8,222
7,758
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

The revenue in the cellular market declined from a peak level of NIS 17 billion in 2010 to NIS 7.7 billion in 2018, despite the increase in number of subscribers.

7. Source: Public reports of the Ministry of Communications regarding revenue in the cellular market.

Prometheus Financial Advisory

Telecommunications market in Israel – Cellular

Business Environment and Competition

In 2011, the Ministry of Communications held a spectrum auction aimed at adding two new operators to the industry. In April 2011, HOT Mobile and Golan Telecom were declared winners. The new operators signed domestic roaming agreements with the established operators as an interim solution until completion of deployment of their independent network. As part of the market penetration measures, the new operators offer bundles that include web browsing, calls and SMS at a fixed monthly price (unlimited bundles). The increase in competition led to a decline in prices and an increase customer churn, resulting in a drop in the performance of the entrenched operators.

Other than the new cellular operators, virtual operators were added to the market, whose impact is less.

Subscribers and ARPU

Exhibit 7: Subscriber base - MNOs[8]



3,500
3,000
2,500
2,000
1,500
1,000
500
-
2011
2012
2013
2014
2015
2016
2017
2018
Q1 2019
2,853
2,620
2,224
1,307
901
Pelephone
Cellcom
Partner
HOT mobile
Golan Telecom

As shown in the above chart, the subscriber base of the entrenched operators has been continuously decreasing since 2011, whereas the new operators, HOT Mobile and Golan Telecom, managed to grow their subscriber base, emphasizing the intensifying competition in the cellular market in Israel and the challenges faced by the entrenched operators.

8. *Source: The Company's financial statements.*

Telecommunications market in Israel – Cellular

Exhibit 8: ARPU of the MNOs (except Golan Telecom)[9]


120
100
80
60
40
20
-
2011
2012
2013
2014
2015
2016
2017
2018
Q1 2019
Pelephone
Cellcom
Partner
HOT mobile

Exhibit 8 shows that the average monthly revenue per user (ARPU) is constantly decreasing. Entrenched operators experienced a 50% drop in the ARPU, from a level of NIS 106-111 in 2011 to NIS 60-47 in Q1 2019. According to the chart, Part of the price stability experienced by Pelephone in the last two years is due to the removal of inactive prepaid subscribers from its subscriber base, which led to an increase in ARPU.

9. *Source: The Company's financial statements. Information for HOT is available only for Q2 2018.*

Exhibit 9: Churn rates[10]


60%
50%
40%
30%
20%
10%
-
2011
2012
2013
2014
2015
2016
2017
2018
Q1 2019 adjusted to annual
Pelephone
Cellcom
Partner
HOT mobile

The churn rate of the MNOs increased with the addition of market participants and regulations aimed at removing consumer barriers to switching companies. Pelephone has succeeded in maintaining a lower churn rate than the other operators, although Partner has been improving consistently in the last three years.

10. *Source: The Company's financial statements. Information for HOT is available only for Q2 2018.*

Prometheus Financial Advisory

Telecommunications market in Israel – Cellular

Communications market developments

Network sharing

In view of the competition in the cellular market and the declining ARPU, certain operators signed network sharing agreements - joint cellular network maintenance and development, as a cost reduction effort. Following is a review of the existing agreements at the date of the valuation.

- HOT Mobile – Partner: In November 2013, Partner and HOT Mobile announced an agreement to establish a partnership to maintain, develop and operate a single advanced cellular network for both companies, each of which will hold half of the rights thereof ("PHI Networks"). In April 2016, the agreement was revised so that half of the cost of the network will be divided equally and the other half will be divided according to the traffic volume used. In January 2019, the agreement was amended so that joint resolutions will be adopted in full agreement between the companies.
- Golan Telecom – Cellcom: On January 3, 2017, a collaboration between Cellcom and Golan Telecom was announced, with the aim of joint development of networks and technologies. The agreement received regulatory approval in March 2017.
- Xfone - Cellcom: In March 20, 2017, the Ministry of Communications approved an agreement between Cellcom and 018 Xfone Ltd. ("Xfone") regarding the sharing of Cellcom's 4G network and additional hosting services on the 2G and 3G networks.
- Migration of Cellcom, Golan Telecom and Xfone to a shared network: In March 19, 2018, the Ministry of Communications approved an agreement between Cellcom, Golan telecom and Xfone to establish an infrastructure operating company owned equally by these companies. The company is responsible for operating a 3G network and operating and deploying a 4G network for the operators.

Golan Telecom - Electra Transaction

On January 3, 2017, Electra Consumer Products Ltd. ("Electra") reported the acquisition of 100% of Golan Telecom for NIS 350 million. On April 5, 2017, following approval of the transaction by the Antitrust Commission and the Ministry of Communications, the transaction was concluded.

Elimination of purchase tax on cellular phones

In April 2017, the Finance Minister announced his intention to eliminate certain import duties and purchase taxes. As part the announcement, the Finance Ministry decided to abolish purchase tax on imported cellular devices, which had been 15% of the value of the device. Following this move, revenue from end user equipment declined.

Telecommunications market in Israel – Cellular

Effect of Xfone joining the market

Exhibit 10: Subscribers that switched providers, from the start Xfone operations until first half of 2019 (in thousands)[11]



Portability, in thousands
100
80
60
40
20
-
(20)
(40)
(60)
(80)
92
73
33
6
(0)
(1)
(4)
(11)
(22)
(4)
(39)
(3)
(63)
(60)
We4G
MVNO
Cellcom
Pelephone
Golan Telecom
HOT Mobile
Partner
2018
H1 2019

On April 10, 2018, Xfone launched the operation of its We4G cellular brand by marketing a life-time 400GB deal at NIS 29. In March 2019, it increased the price of the life-time deal to NIS 33, simultaneously raising the browsing volume to 80 GB. The competitive pricing led to erosion of the subscriber base entrenched operators, mainly Partner and HOT Mobile. It is evident that Xfone is successfully recruiting in 2019 at the same rate as in the past.

11. Data from the subscriber portability system, according to Globes and Pelephone.

Additional events

We reviewed the events in the market subsequent to the report date and prior to the date of completion of the opinion, including marketing of cellular services of the HOT Mobile network through Suny Cellular Communication Ltd., and found that the extent of their impact, if any, on the valuation cannot be estimated at this time.

Telecommunications market in Israel – Cellular

Exhibit 11: EBITDA margin from services in select countries in Q4, 2018[12]


55%
47%
47%
45%
43%
43%
43%
42%
40%
39%
37%
36%
34%
33%
30%
30%
USA
Norway
Austria
France
Sweden
Germany
Belgium
Greece
Italy
Turkey
Portugal
Singapore
UK
Spain
South Korea
Israel

Exhibit 12: Average EBITDA rate of the well-established operators in Israel[13]


37%
38%
33%
30%
25%
24%
19%
19%
22%
21%
28%
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019 Q1

Exhibits 11 and 12 show that the EBITDA margin from cellular services is higher in most developed countries than in Israel, due to the fierce competition in the Israeli market in recent years. The EBITDA margin of the entrenched operators fell between 2011-2015, and experienced a small increase in the past two years. Notably, this increase is mostly due to early adoption of the IFRS15 and IFRS16 standards. Excluding this effect, the EBITDA margin of the entrenched operators would probably not have changed materially in recent years.

12. *Source: Merrill Lynch Global Wireless Matrix Q4 2018*
13. *Source: Financial statements of Bezeq, Cellcom and Partner.*

Telecommunications market in Israel – Cellular

Exhibit 13: HHI in Select Countries, in Q4 2018[14]


0.40
0.38
0.38
0.37
0.36
0.35
0.34
0.34
0.34
0.32
0.30
0.30
0.29
0.28
0.27
0.26
Austria
Belgium
Singapore
South Korea
Greece
Turkey
Germany
Portugal
Israel
Italy
Norway
Spain
Sweden
USA
UK
France

The Herfindahl-Hirschman Index is a market concentration measure is used to indicate market competitiveness. As shown in the above chart, the market concentration in Israel is relatively low according to this index, although there are more competitive countries.

Cellular Market – Conclusion

The cellular segment is highly competitive in recent years. This led to a decline in revenue, higher churn rates and a greater number of subscribers transitioning between companies, at higher rates than recorded before the market reforms conducted by the Ministry of Communications.

In our estimation and that of market participants, in view of the continued level of competition and the lack of regulatory intervention, the ARPU is not expected to increase significantly in the foreseeable future.

14. *Source: Merrill Lynch Global Wireless Matrix Q4 2018*

Chapter C - Analysis of Financial Statements

Chapter C - Analysis of Financial Statements

Balance Sheet - Cellular Operations

Presented below are balance sheet statements of the cellular segment for the years 2016-2018 (audited data) and at June 30, 2019 (draft financial statements):

NIS million	2016	2017	2018	H1 2019
Assets	Audited	Audited	Audited	Draft
Current assets	1,275	1,128	913	973
Non-current assets	2,019	2,143	3,211	3,146
Total assets	**3,294**	**3,271**	**4,124**	**4,119**
Liabilities + capital				
Current liabilities	465	442	619	638
Non-current liabilities	104	94	806	778
Equity	2,725	2,735	2,699	2,703
Liabilities + capital	**3,294**	**3,271**	**4,124**	**4,119**

Analysis of Main Items

Assets

Current assets: Current assets grew moderately in H1 2019, mainly due to a small increase in trade receivables and cash and cash equivalents.

Non-current assets The decrease in non-current assets is due to reductions in property, plant and equipment assets, long-term wireless equipment receivables and right-of-use assets.

Long-term related party loan: The total loan granted to Bezeq increased from NIS 325 million in 2016 to NIS 835 million in H1 2019. NIS 20 million thereof was added from 2018 to H1 2019.

Right-of-use leased assets: An increase in the item in 2018, resulting from application for the first time of IFRS 16 in 2018.

Liabilities

Financial liabilities: As of June 30, 2019, Pelephone does not have any financial liabilities other than employee benefits.

Chapter C - Analysis of Financial Statements

Profit and loss - Cellular operations

Income statements for fiscal years 2016-2018 (audited reports), half year ending June 30, 2018 (unaudited) and June 30, 2019

NIS millions	2016	2017	2018	June 30, 2018	June 30, 2019
	Audited	Audited	Audited (1)	Unaudited	Draft
Revenues from services	1,819	1,782	1,755	869	846
Change vs the parallel period		(2.0%)	(1.5%)		(2.6%)
Revenues from sales of end-user equipment	812	763	688	352	302
Change vs the parallel period		(5.9%)	(9.9%)		(14.1%)
Total Revenues	**2,630**	**2,545**	**2,443**	**1,221**	**1,148**
Change vs the parallel period		**(3.2%)**	**(4.0%)**		**(5.9%)**
Payroll	378	384	379	195	189
% of revenue	14.4%	15.1%	15.5%	16.0%	16.5%
General and operating expenses*	1,840	1,706	1,669	830	780
% of revenue	70.0%	67.0%	68.3%	67.9%	68.7%
Amortization and depreciation	380	383	402	198	189
% of revenue	14.5%	15.1%	16.5%	16.2%	16.5%
Total operating expenses	**2,598**	**2,474**	**2,450**	**1,223**	**1,159**
% of revenue	**98.8%**	**97.2%**	**100.3%**	**100.2%**	**100.9%**
Operating profit	**32**	**72**	**(7)**	**(2)**	**(10)**
% of revenue	**1.2%**	**2.8%**	**(0.3%)**	**(0.2%)**	**(0.9%)**
Adjusted EBITDA	**412**	**455**	**395**	**196**	**179**
% of revenue	**15.7%**	**17.9%**	**16.2%**	**16.1%**	**15.6%**
CAPEX	241	308	306	159	145
% of revenue	9.2%	12.1%	12.5%	13.0%	12.6%
Adjusted EBITDA less CAPEX	**171**	**146**	**88**	**37**	**34**
% of revenue	**6.5%**	**5.8%**	**3.6%**	**3.0%**	**3.0%**

(1) Since 2018, the Company reports according to IFRS16, which excludes payments for leases in general and operating expenses. The difference compared to the Company's reports in 2018 and 2019 is due to the fact that the above report includes payments for leases.

* This item includes other income (expenses)

Analysis of Main Items

Revenue

- Revenue from cellular services: Pelephone's revenue from cellular services continued to decline in H1 2019 compared to the same period in 2018, due to a steep decline in the ARPU received from postpaid subscribers. Revenue from services was NIS 846 million in H1 2019, a decrease of 2.6% compared to NIS 869 million in H1 2018.
- Revenues from sales of end-user equipment: Revenue from sales of end-user equipment continued to decline in H1 2019, falling 14.1% compared to H1 2018. The decline was due to a decrease in sales volume and relatively weak device launches.

In conclusion, revenue from cellular operations in H1 2019 was NIS 1,148 million, a decrease of 5.9% compared to NIS 1,221 million in H1 2018.

Chapter C - Analysis of Financial Statements

Profit and loss - Cellular operations

Expenses, EBITDA, CAPEX, and operating cash flows

Pelephone's **expenses** decreased by NIS 64 million (5.3%) in H1 2019 compared to H1 2018, but their percentage of the total revenue increased.

The **EBITDA** rate eroded in H1 2019 by 0.5% compared to the EDIBTA rate in H1 2018, and Pelephone recognized an **adjusted operating profit** of NIS 10 million.

The operating cash flows (before changes in working capital and tax expenses), as expressed in **adjusted EBITDA less CAPEX**, remained stable in terms of revenue level in H1 2019 compared to the same period last year, mainly due to a decrease in CAPEX expenses as a result of the timing differences of investments. **In conclusion, in H1 2019, the erosion of Pelephone's profits continued to accelerate, while the operating loss increased, mainly due to the fierce competition in the market.**

Chapter C - Analysis of Financial Statements

H1/2019 budget compared to actual results - Cellular operations

Budget vs. Actual - 2019 (NIS millions)	*Budget	Actual	Difference
Revenue from cellular services	854	846	(8)
Sale of end-user equipment	336	302	(34)
Total revenue	**1,190**	**1,148**	**(41)**
Total operating expenses	1,207	1,156	(51)
% of revenue	101.4%	100.7%	
Other income (expenses), net	-	(3)	(3)
Operating profit	**(17)**	**(10)**	**6**
% of revenue	(1.4%)	(0.9%)	
Amortization and depreciation	193	189	(3)
EBITDA	**176**	**179**	**3**
% of revenue	14.8%	15.6%	
CAPEX	158	145	(13)
% of revenue	13.2%	12.6%	
EBITDA - CAPEX	**18**	**34**	**16**
% of revenue	1.5%	3.0%	

* According to Pelephone's management.

Presented are the Company projections (left) from December 2018 for cellular operations in H1 2019, against actual H1 2019 results (middle), based on the latest performance data and the draft financial statements for Q2 this year.

Revenue: Revenue from operations was NIS 41 million lower than the Company's projection for 2018, mainly due to lower than expected revenue from end-user equipment sales.

- **Expenses, EBITDA, CAPEX, and operating cash flows: Expenses** of the operations were NIS 54 million lower than the Company's budget, mainly due to a decrease in the cost of sale of end-user equipment in line with a decline in revenue. Continued cost reductions and streamlining of operating expenses also contributed to the decline of cost of sales. The adjusted **EBITDA** for the period was NIS 3 million higher than expected this year. In terms of operating cash flows (before changes in working capital and tax expenses), as expressed in **EBITDA less CAPEX**, a difference of NIS 16 million was measured compared to the Company's projection, as a result of lower than projected expenditure on investments.

Chapter D - Valuation

Valuation Methodology

Value in use

As part of our report, we reviewed the market of the asset. We also acted to identify a potential investor. According to our tests, we did not identify a potential market participant. In addition, since Pelephone is part of a complete communication group (Bezeq), it benefits from the advantages inherent in its value, such as a joint management for Bezeq's subsidiaries, HQ services, convenient debt terms based on Bezeq's rating, etc. As a result, we believe that the fair value of Pelephone cannot be higher than its value in use. Therefore, the approach that we took in the valuation is the value in use.

Subscriber base

The revenue from Pelephone's prepaid subscribers is not material compared to its total revenue. Pelephone management decided to revise the definition of an active subscriber so as not to include IOT subscribers, and to add separate reference to prepaid subscribers, according to which a prepaid subscriber will be included in the active subscriber base when credit is purchased, and will be derecognized from the active subscriber base if no outgoing use is made for six months or more.

The change was enforced at the beginning of the third quarter of 2018 and as a result, 426 thousand prepaid subscribers are were derecognized from Pelephone's active subscriber base. Such subscriber derecognition led to an increase in the ARPU of NIS 11.

This derecognition did not affect Pelephone's revenue and cash flows or the assumptions and results of this valuation.

Revenue

Revenues from services

<u>Subscribers</u>

Recently the well-established cellular operators are characterized by a loss of subscribers compared to Pelephone, which has shown a growth in subscriber listings in the last three years, mainly due to successful implementation of its growth strategy that included, among others, wide deployment of sales points.

In 2019, we adopted the Company's projection with regard to a positive cumulative recruitment of 117 thousand subscribers. Notably, the Company had already succeeded in recruiting 58 thousand as of June 30, 2019. In 2020-2024, a positive cumulative recruitment of 355 thousand subscribers, all postpaid, was assumed. The subscriber base growth in 2020-2024 is based on the Company's projection, in light of the accuracy of its projections for the previous year and the updated projections regarding the change in market conditions. In conclusion, the total subscriber listing will grow from 2,263 thousand subscribers as at June 30, 2019 to 2,677 thousand at the end of 2024.

Valuation Methodology

ARPU

In view of the fierce competition in the market and the difference between the ARPU and the marginal price in the market, further decline of the ARPU in 2020 and 2021 followed by a plateau in 2022 and a moderate increase in subsequent years, to a slightly lower level than 2019 were assumed.

As a result of these assumptions, the total revenue from services will grow from NIS 1,713 million in 2019 to NIS 1,962 million in 2024, a compound annual growth rate (CAGR) of 2.7%.

Cellular segment - Key assumptions - KPIs in the Cellular services

Projected KPIs

Year	2019/H1 A	2019/H2 F	2019 RF	2020 E	2021 E	2022 E	2023 E	2024 E
Subscribers (thousands)								
Subscribers, end of period	2,263	2,322	2,322	2,407	2,482	2,552	2,617	2,677
Rate of change		2.6%	2.6%	3.7%	3.1%	2.8%	2.5%	2.3%
ARPU (NIS)								
Weighted ARPU	63	63	63	59	59	60	60	62
Rate of change			(0.4%)	(6.0%)	(1.0%)	1.3%	1.6%	2.0%

Note:

The weighted ARPU includes revenue for terminal equipment services, according to Pelephone's measurement method.

Revenues from sales of end-user equipment:

It was assumed that in 2020, the total revenue from the equipment sales will be NIS 37 million lower than in 2019 and amount to NIS 566 million (price and quantity effect). From 2020, a further decline in prices and quantities was assumed, gradually leveling out towards 2024. We should note that this assumption was based on the management's projection. However, we adjusted the gross profit margin.

Revenue - conclusion

NIS millions	2019/H1 A	2019/H2 E	2019 E	2020 E	2021 E	2022 E	2023 E	2024 E
Revenue from the sale of terminal equipment	302	301	604	566	543	524	514	504
Revenues from services	846	867	1,713	1,686	1,725	1,800	1,878	1,962
Total revenue	**1,148**	**1,169**	**2,317**	**2,252**	**2,268**	**2,324**	**2,392**	**2,466**
Rate of change		**1.8%**	**(5.1%)**	**(2.8%)**	**0.7%**	**2.5%**	**2.9%**	**3.1%**

Based on the aforementioned assumptions, Pelephone's total revenue will grow from NIS 2,317 million in 2019 to NIS 2,466 million in 2024.

Cellular segment - Key assumptions

Operating expenses (NIS millions)

Projected operating expenses of the cellular operations in 2019-2024:

NIS millions	2019/H1 A	2019/H2 E	2019 RF	2020 E	2021 E	2022 E	2023 E	2024 E
Payroll expenses:	189	180	369	365	344	344	345	346
Percentage of revenue	16.5%	15.4%	15.9%	16.2%	15.2%	14.8%	14.4%	14.0%
General and operating expenses*	665	742	1,406	1,329	1,323	1,292	1,292	1,326
Percentage of revenue	57.9%	63.5%	60.7%	59.0%	58.3%	55.6%	54.0%	53.8%
Lease expenses	115	139	254	257	251	249	246	244
Percentage of revenue	10.0%	11.9%	11.0%	11.4%	11.1%	10.7%	10.3%	9.9%
Total operating expenses (adjusted)	**969**	**1,060**	**2,029**	**1,951**	**1,918**	**1,885**	**1,883**	**1,916**
Percentage of revenue	**84.4%**	**90.7%**	**87.6%**	**86.6%**	**84.6%**	**81.1%**	**78.7%**	**77.7%**
Annual change				**(3.9%)**	**(1.7%)**	**(1.7%)**	**(0.1%)**	**1.7%**

* Including other income (expenses), net

The decrease in payroll expenses is partially a result of the restructuring plan. The projected expenses prepared by us are different to the Company's projection in terms of implementation of the restructuring plan; whereas we assumed a partial implementation of the plan, the Company believes that it will be successfully implemented in full. It should be emphasized that the restructuring plan under the valuation includes efficiency improvements that does not amount to a structural change (according to IAS36 and IAS37). Accordingly, synergetic efficiencies, which have not yet been implemented in practice as of writing, was not taken into account, in consultation with the Company's management

Cellular segment - Key assumptions

EBITDA (adjusted)

Based on the above assumptions regarding the operating revenue and expenses, it was assumed that the adjusted EBITDA will grow from NIS 288 million in 2019 (12.4% of the revenue) to NIS 550 million in 2024 (22.3% of the revenue). The decline in EBITDA margin in 2019 is due in part to recognition of expenses for the restructuring plan this year.

NIS millions	2016 A	2017 A	2018 A	2019 RF	2020 E	2021 E	2022 E	2023 E	2024 E
Adjusted EBITDA	412	455	395	288	301	350	439	509	550
% of revenue	15.7%	17.9%	16.2%	12.4%	13.4%	15.4%	18.9%	21.3%	22.3%

Tax expenses

A corporate tax rate of 23% was assumed based on the current statutory tax rate in Israel.

CAPEX

The CAPEX in the projected years is in line with Pelephone's projection. In the terminal year, we estimated an investment level of 14.7% of the turnover, based on the Company's average investment level in the past decade, from 2009.

Working capital

The working capital of the operations was estimated according to the average working capital as a percentage of the revenue in the last three years.

* Working capital, excluding interest-bearing customer debt for the sale of terminal equipment in installments.

Cellular segment - Key assumptions

Discount rate

According to the CAPM model, the appropriate discount rate for Pelephone's operations is 10.1% (for further information, see Appendix A). Since we estimated that the risk in the cellular segment did not decrease compared to December 31, 2018, a discount rate of 10.3% (equivalent to 11.3% before tax) was used, in line with the previous valuation of the cellular segment.

Permanent growth

Prices hikes are expected in the market in the long term, as well as a natural increase in the number of subscribers and the development of new revenue channels, such as the Internet of Things (IOT). It was assumed that the permanent growth will be 2.5%, the same as that used in the valuations for December 31, 2017, June 30, 3018 and December 31, 2018.

Cellular segment - Projected cash flows

NIS millions	2019/H1 A	2019/H2 E	2019 RF	2020 E	2021 E	2022 E	2023 E	2024 E	TY
Revenues from services	846	867	1,713	1,686	1,725	1,800	1,878	1,962	
Sale of end-user equipment	302	301	604	566	543	524	514	504	
Total revenue	**1,148**	**1,169**	**2,317**	**2,252**	**2,268**	**2,324**	**2,392**	**2,466**	**2,527**
% change compared to parallel period		1.8%	(5.1%)	(2.8%)	0.7%	2.5%	2.9%	3.1%	2.5%
Payroll expenses	(189)	(180)	(369)	(365)	(344)	(344)	(345)	(346)	
% of revenue	16.5%	15.4%	15.9%	16.2%	15.2%	14.8%	14.4%	14.0%	
General and operating expenses*	(665)	(742)	(1,406)	(1,329)	(1,323)	(1,292)	(1,292)	(1,326)	
% of revenue	57.9%	63.5%	60.7%	59.0%	58.3%	55.6%	54.0%	53.8%	
Payments for leases	(115)	(139)	(254)	(257)	(251)	(249)	(246)	(244)	
% of revenue	10.0%	11.9%	11.0%	11.4%	11.1%	10.7%	10.3%	9.9%	
Total operating expenses (excluding amortization and depreciation)	**(969)**	**(1,060)**	**(2,029)**	**(1,951)**	**(1,918)**	**(1,885)**	**(1,883)**	**(1,916)**	
% of revenue	84.4%	90.7%	87.6%	86.6%	84.6%	81.1%	78.7%	77.7%	
EBITDA	**179**	**109**	**288**	**301**	**350**	**439**	**509**	**550**	**563**
% of revenue	15.6%	9.3%	12.4%	13.4%	15.4%	18.9%	21.3%	22.3%	22.3%
Total amortization and depreciation	(189)	(187)	(376)	(362)	(364)	(360)	(369)	(385)	(370)
Adjusted operating profit	**(10)**	**(78)**	**(75)**	**(61)**	**(13)**	**79**	**140**	**164**	**193**
% of revenue	0.9%	6.7%	3.2%	2.7%	0.9%	3.2%	6.0%	6.8%	7.7%
Tax revenues (expenses)		(13)		-	-	-	(15)	(38)	(45)
Tax rate		16.7%		-	-	-	10.8%	23.0%	23.0%
CAPEX	(145)	(172)		(426)	(374)	(389)	(340)	(314)	(370)
% of revenue	12.6%	14.7%		18.9%	16.5%	16.7%	14.2%	12.7%	14.6%
Positive (negative) cash flows from changes in working capital		7		4	(16)	(1)	(2)	(2)	(2)
Cash flows		**(69)**		**(120)**	**(40)**	**49**	**152**	**196**	**147**
Discount period		0.25		1.0	2.0	3.0	4.0	5.0	5.0
Discounted cash flows		**(67)**		**(109)**	**(33)**	**36**	**103**	**120**	**1,164**

* Including other income (expenses), net

Prometheus Financial Advisory

Cellular segment - Valuation results

Valuation Summary

Valuation Results	NIS million
Value of operations from the model years	50
Value of operations from the terminal year	1,164
Total value of operations	**1,214**

In conclusion, the value of operations in the cellular segment as at June 30, 2019, based on the above assumptions, is NIS 1,214 million. According to information given to us by Bezeq, the carrying amount of this segment in its books was NIS 2,165 million. Therefore, a write-down of NIS 951 million was necessary.

Enterprise value of Pelephone (compared to our previous valuations)

Description	NIS millions
Pelephone valuation as at December 31, 2017	5,403
% change	(15.9%)
Pelephone valuation as at June 30, 2018	3,907
% change	(27.7%)
Pelephone valuation as at December 31, 2018	2,914
% change	(25.4%)
Pelephone valuation as at June 30, 2019	1,214
% change	(58.3%)

Cellular segment – Valuation results

Sensitivity Analysis of the Discount Rate and Permanent Growth Rate

The table below demonstrates the changes in the enterprise value of the cellular business unit, given a range of discount and permanent growth rates:

		Discount rate				
		8.3%	9.3%	10.3%	11.3%	12.3%
Permanent growth	1.5%	1,496	1,247	1,056	905	783
	2.0%	1,630	1,345	1,130	963	829
	2.5%	1,786	1,457	1,214	1,028	880
	3.0%	1,972	1,587	1,309	1,100	937
	3.5%	2,198	1,740	1,419	1,182	1,000

Conclusion

An increase (decrease) of 1% in the discount rate leads to an increase (decrease) of between NIS 147 million and NIS 329 million in the enterprise value of Pelephone. Likewise, an increase (decrease) of 0.5% in the discount rate leads to an increase (decrease) in the range of NIS 74 million to NIS 109 million in value.

Sensitivity Analysis to ARPU Fluctuations

The table below displays the enterprise value of Pelephone over a given range of prices.

	Increase(Decrease) in ARPU, NIS				
	(2)	(1)	-	1	2
Enterprise Value	644	929	**1,214**	1,499	1,783

Conclusion

An increase (decrease) of NIS 1 in the ARPU leads to an increase (decrease) of NIS 285 mn in the enterprise value of Pelephone.

Prometheus
Financial Advisory

Cellular segment – Valuation results

Sensitivity Analysis - Number of Subscribers

The table below summarizes the effects of an increase or decrease in the number of subscribers for the terminal year on the enterprise value:

	Change in subscribers, thousands				
	(100)	(50)	-	50	100
Enterprise Value (NIS millions)	764	989	**1,214**	1,439	1,664

Conclusion

An increase (decrease) of 50 thousand subscribers for the terminal year leads to a decrease (increase) of NIS 225 mn in the enterprise value of Pelephone.

Appendices

Appendix A

WACC - Cellular sector

Calculation of Discount Rate - Cellular Operations

Marking	Parameter	Value	Remarks
D/V	Debt to asset value ratio	0.22	Based on the median of the comparison companies
E/V	Equity to balance sheet ratio	0.78	(D/V) = 1 - (E/V)
D/E	Debt to equity ratio	0.29	(E/V) (D/V)/ = (D/V)
βUL	**Unlevered Beta of benchmark companies**	**0.73**	In order to estimate the beta of the company we chose representative firms. As no single firm is an accurate representation, we chose a collection of firms that best captures elements representative to the operations we assessed. Beta calculation is conducted using weekly samples over a 5-year period.
Tax	Long-term tax rate of the Company	23.0%	Long-term tax rate of assessed Company
βL	**Unlevered Beta of the Company**	**0.89**	**βL= βUL*{1+(1-Tax)*(D/E)}**
Rf	Risk-free interest	2.6%	Nominal long-term yield rate on NIS denominated Israeli government bonds for a period of 15 years.
MRP	Market premium	6.9%	Market risk premium based on data from Damodaran, updated for 2019.
SRP	Specific Risk Premium	3.4%	Specific risk premium from Duff & Phelps 2019, for small cap firms.
Re	**Cost of Equity**	**12.2%**	**RE = Rf + βL * MRP + SRP**
Rd	Cost of Debt of the Company	4.0%	Price of long-term debt of operations - based on yield to maturity at the valuation date of debentures with an AA rating
WACC	**Weighted Average Cost of Capital**	**10.1%**	**WACC = Re *(E/V) + Rd*(D/V)*(1-TAX)**

The table above sets out the calculation of the discount rate of the operations as at June 30, 2019. Since in our estimation, the risk in this area of operation did not decrease compared to December 31, 2018, a discount rate of 10.3% was used, the same as that used in the previous valuation of the cellular sector.

Additional information about the benchmark companies

Company	Unlevered Beta	D/V
Partner Communications Company Ltd.	0.78	0.28
Cellcom Israel Ltd.	0.44	0.65
Telenor ASA	0.77	0.16
Telefónica Deutschland Holding AG	0.69	0.23
United States Cellular Corporation	0.80	0.22
Orange Belgium S.A.	0.63	0.19
Median	**0.73**	**0.22**

* Debt was restated to neutralize the effect of IFRS16 in order to maintain consistency with the valuation.

Prometheus Financial Advisory

Appendix B

Carrying amount - Cellular segment

Carrying amount - Cellular segment

Breakdown of the carrying amount of the cellular segment (Pelephone) as of June 30, 2019, as given to us by Bezeq:

Section	Value (NIS millions)
Operating assets, net	2,441
Net operating liabilities	(1,303)
Excess cost-goodwill for Pelephone recorded in Bezeq's books	1,027
Total carrying amount of Pelephone in Bezeq's books	**2,165**

* Pelephone's net operating assets exclude interest-bearing customer debt due to the financing of end-user equipment sales (financial instrument).